Exhibit 16.1

November 3, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated November 2, 2005 of Belden & Blake Corporation and are in agreement with the statements contained in the second, third and fourth paragraphs under item (a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP